OMB APPROVAL
OMB Number: 3235-0116
Expires: September 30, 2007
Estimated average burden Hours per response: 6.20

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number 28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)
Date: October 27, 2006	By \S\ Roland M. Larsen
President & CEO

SEC1815 (05-06)

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM

LISTED: STANDARD & POORS OTCBB:RYSMF

FOR IMMEDIATE RELEASE

SPARKS, NEVADA, OCTOBER 20, 2006, ROYAL STANDARD MINERALS INC. The board of directors of Royal Standard Minerals Inc. (the “Company”) announces that the Board has elected Jeffrey B. Wolin of Los Angeles, California to serve as a director of the Company until the next Annual General Meeting, subject to regulatory approval. Mr. Wolin is the president of Brighton Capital, Ltd, a boutique investment banking firm representing parties in mergers and acquisitions, public and private placements, convertible preferred/debt offerings, debt/equity swaps, senior debt offerings and related services. Brighton Capital, Ltd. represents companies that are seeking investors or lenders as well as top tier institutional investors and lenders that are seeking to invest and or loan capital to companies with a strong management team in place, a credible business plan, and a requirement for capital to fund the next phase of growth. Mr. Wolin is a graduate of Columbia University with a B.S. in Chemical and Biomedical Engineering and a graduate of the University of Miami with a J.D.

Roland Larsen commenting on the election stated: “We are elated to fill the fifth position with an independent director who is intimately familiar with the financing needs of companies. Mr. Wolin adds an additional dimension to the Board and we look forward to working with him.”

The Company has received requisitions for a shareholders meeting from a group of persons claiming to hold in excess of 10% of the outstanding shares in the Company. The group issuing the requisitions have expressed dissatisfaction with the direction of the Company. The purpose of the meeting as stated in the requisitions is to remove the existing directors and replace them with persons named in the requisitions. The Company is currently reviewing the requisitions with its legal counsel and intends to fully comply with its statutory and governance obligations.

Royal Standard Minerals Inc. is an exploration and development company with advanced gold projects in Nevada.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132

Visit our website at Royal-Standard.com